SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)*

Castle Brands Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

148435100

(CUSIP Number)

J. Bryant Kirkland III

Vice President and Chief Financial Officer

Vector Group Ltd.

4400 Biscayne Boulevard

Miami, FL 33137

Telephone: (305) 579-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

————————————————

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 148435100	13D/A	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS

VECTOR GROUP LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)		(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7.	SOLE VOTING POWER
NUMBER OF
SHARES		12,893,382 (1)
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH		-0-
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON
WITH		12,893,382 (1)
	10.	SHARED DISPOSITIVE POWER

-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,893,382 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6% (1)(2)
14.	TYPE OF REPORTING PERSON (see instructions)

CO; HC

(1) Includes 222,223 Common Shares (as defined herein) issuable upon conversion of $200,000 aggregate principal amount of the Convertible Note (as defined herein). Does not include Common Shares issuable upon the conversion of accrued but unpaid interest on the Convertible Note, which is payable in cash on a quarterly basis; the Convertible Note and accrued but unpaid interest thereon is convertible into Common Shares in whole or in part from time to time at the option of the holder.

(2) The calculation of the percentage is based on (i) 150,131,584 Common Shares outstanding as of March 6, 2014, as reported to the Reporting Person by the Issuer on such date, and (ii) 222,223 Common Shares issuable upon conversion of $200,000 aggregate principal amount of the Convertible Note.

CUSIP No. 148435100	13D/A	Page 3 of 8 Pages

SCHEDULE 13D/A

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D (the “Original 13D”) filed by Vector Group Ltd. (“VGR” or the “Reporting Person”), a Delaware corporation, with the Securities and Exchange Commission (the “SEC”) on October 21, 2008, as amended by Amendment No. 1 to Schedule 13D filed on June 20, 2011 with the SEC and Amendment No. 2 to Schedule 13D filed on October 27, 2011 with the SEC, with respect to the common stock, par value $0.01 per share (the “Common Shares”), of Castle Brands Inc., a Florida corporation and successor by merger to Castle Brands Inc., a Delaware corporation (the “Issuer”), by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Original 13D, as amended.

Item 2.   Identity and Background

Items 2(b) and (c) are hereby deleted in their entirety and replaced with the following:

(b),(c) VGR is a public company, with its common stock traded on the New York Stock Exchange (NYSE:VGR), that is a holding company that is principally engaged in:

•	the manufacture and sale of cigarettes in the United States through its Liggett Group LLC and Vector Tobacco Inc. subsidiaries; and
•	the real estate business through its subsidiary, New Valley LLC, which is seeking to acquire additional operating companies and real estate properties. New Valley owns 70.59% of Douglas Elliman Realty, LLC, which operates the largest residential brokerage company in the New York metropolitan area.

A list of directors and executive officers of VGR is attached hereto as Exhibit 1. The principal business address and the principal office address of VGR and, except as otherwise indicated, its directors and executive officers is 4400 Biscayne Boulevard, Miami, FL 33137.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

The source of funds for the acquisition of the Convertible Note (as defined below) was from the working capital of the Reporting Person. To the best knowledge of VGR, the source of funds for the acquisition of the Lampen Note was from the personal funds of the spouse of Mr. Richard J. Lampen, the Executive Vice President of VGR and the Chief Executive Officer and a director of the Issuer.

On February 11, 2014, the board of directors of the Issuer approved the mandatory conversion of all outstanding shares of the Series A Preferred Stock pursuant to its terms, effective February 24, 2014. Pursuant to the mandatory conversion, all 217.5397 shares of Series A Preferred Stock held by the Reporting Person, and all accrued dividends thereon, were converted into 884,787 Common Shares and all 259.1918 shares of Series A Preferred Stock held by Mr. Lampen, and all accrued dividends thereon, were converted into 1,059,740 Common Shares.

On February 20, 2014, the Reporting Person exercised all 357,796 Warrants previously acquired by the Reporting Person on October 14, 2011. The Warrants had an exercise price of $0.38 per share. The source of funds for the exercise of the Warrants was from the working capital of the Reporting Person. On January 31, 2014, Mr. Lampen exercised all 426,303Warrants previously acquired by him on October 14, 2011. The Warrants had an exercise price of $0.38 per share. The source of funds for the exercise of the Warrants was from the working capital of the Reporting Person. To the best knowledge of VGR, the source of funds for the exercise of Mr. Lampen’s Warrants was from the personal funds of Mr. Lampen.

CUSIP No. 148435100	13D/A	Page 4 of 8 Pages

Item 4.   Purpose of Transaction

Item 4 is hereby amended to add the following:

The information contained in Item 3 of this Amendment regarding the Series A Preferred Stock and the Warrants is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

(a) and (b)       Items 5(a) and 5(b) are hereby deleted in their entirety and replaced with the following:

VGR and its directors and executive officers beneficially own Common Shares as follows:

Name	Number of Common Shares			Sole or Shared Voting	Sole or Shared Dispositive	% of Total Outstanding
VGR	12,893,382	(1)		Sole(2)	Sole(2)	8.6%	(3)

Henry C. Beinstein	260,000	(4)		Sole	Sole	0.2%	(5)

Richard J. Lampen	3,556,620	(6)		Sole	Sole	2.3%	(7)
	55,556	(8)		Shared(9)	Shared(9)	*	(10)
Total:	3,612,176	(6)	(8)			2.4%	(11)

J. Bryant Kirkland III	105,000	(12)		Sole	Sole	*	(13)

* Less than 0.1%.

(1) Includes 222,223 Common Shares issuable upon conversion of $200,000 aggregate principal amount of the Convertible Note. Does not include Common Shares issuable upon the conversion of accrued but unpaid interest on the Convertible Note, which is payable in cash on a quarterly basis; the Convertible Note and accrued but unpaid interest thereon is convertible into Common Shares in whole or in part from time to time at the option of the holder.

(2) To the knowledge of VGR, none of the directors and executive officers of VGR may be deemed to exercise voting power and dispositive power with respect to the Common Shares owned by VGR.

(3) The calculation of the percentage is based on (i) 150,131,584 Common Shares outstanding as of March 6, 2014, as reported to the Reporting Person by the Issuer on such date, and (ii) 222,223 Common Shares issuable upon conversion of $200,000 aggregate principal amount of the Convertible Note.

(4) Includes vested options to purchase 160,000 Common Shares.

(5) The calculation of the percentage is based on (i) 150,131,584 Common Shares outstanding as of March 6, 2014, as reported to the Reporting Person by the Issuer on such date, and (ii) 160,000 Common Shares issuable upon the exercise of vested options held by Mr. Beinstein.

(6) Includes vested options to purchase 1,675,000 Common Shares.

(7) The calculation of the percentage is based on (i) 150,131,584 Common Shares outstanding as of March 6, 2014, as reported to the Reporting Person by the Issuer on such date, and (ii) 1,675,000 Common Shares issuable upon the exercise of vested options held by Mr. Lampen.

(8) Includes 55,556 Common Shares issuable upon conversion of $50,000 aggregate principal amount of the Lampen Note. Does not include Common Shares issuable upon the conversion of accrued but unpaid interest on the Lampen Note, which is payable in cash on a quarterly basis; the Lampen Note and accrued but unpaid interest thereon is convertible into Common Shares in whole or in part from time to time at the option of the holder.

(9) The Lampen Note is held by Mr. Lampen’s spouse.

(10) The calculation of the percentage is based on (i) 150,131,584 Common Shares outstanding as of March 6, 2014, as reported to the Reporting Person by the Issuer on such date, and (ii) 55,556 Common Shares issuable upon the conversion of $50,000 aggregate principal amount of the Lampen Note.

(11) The calculation of the percentage is based on (i) 150,131,584 Common Shares outstanding as of March 6, 2014, as reported to the Reporting Person by the Issuer on such date, (ii) 1,675,000 Common Shares issuable upon the exercise of vested options held by Mr. Lampen and (iii) 55,556 Common Shares issuable upon the conversion of $50,000 aggregate principal amount of the Lampen Note

(12) Includes vested options to purchase 75,000 Common Shares.

(13) The calculation of the percentage is based on (i) 150,131,584 Common Shares outstanding as of March 6, 2014, as reported to the Reporting Person by the Issuer on such date, and (ii) 75,000 Common Shares to be issued upon the exercise of vested options held by Mr. Kirkland.

CUSIP No. 148435100	13D/A	Page 5 of 8 Pages

To the knowledge of VGR, none of the directors and executive officers of VGR may be deemed to be acting as a group with VGR. There does not exist any agreement between or among VGR and any of the persons listed in Exhibit 1 attached hereto regarding the purchase, disposition, holding or voting of any of the Issuer’s securities. Accordingly, VGR disclaims beneficial ownership of the shares of the Issuer’s securities held by any of the persons listed in Exhibit 1 attached hereto.

(c)          Item 5(c) is hereby deleted in its entirety and replaced with the following:

The information contained in Item 3 of this Amendment regarding the Series A Preferred Stock and the Warrants is incorporated herein by reference.

On March 5, 2014, Mr. Beinstein was granted an option to purchase 20,000 Common Shares at an exercise price of $1.07 per Common Share as part of the Issuer’s annual equity grant to its non-management directors; the option will vest on the one year anniversary of the date of grant.

Except as set forth in this Item 5(c), neither VGR nor, to the knowledge of VGR, any of its directors and executive officers other than Mr. Beinstein, has effected any other transactions in the Common Shares in the 60 days prior to the date of this Amendment.

(d)          No persons other than VGR, Mr. Lampen, Mr. Lampen’s spouse and Mr. Kirkland have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned by them.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On October 21, 2013, the Issuer entered into a 5% Convertible Subordinated Note Purchase Agreement (the “Note Purchase Agreement”), by and among the Issuer and the lending parties set forth on the signature pages attached thereto, which provides for the issuance of an aggregate initial principal amount of $2,125,000 unsecured subordinated notes. Pursuant to the Note Purchase Agreement, on October 31, 2013 the Reporting Person acquired an unsecured subordinated note in the initial principal amount of $200,000 (the “Convertible Note”).

The Convertible Note bears interest at a rate of 5% per annum, payable quarterly on March 15, June 15, September 15 and December 15 of each year beginning on December 15, 2013 until its maturity date of December 15, 2018. The Convertible Note and accrued but unpaid interest thereon is convertible in whole or in part from time to time at the option of the holder into Common Shares at a conversion price of $0.90 per share (the “Note Conversion Price”). The Convertible Note may be prepaid in whole or in part at any time without penalty or premium, but with payment of accrued interest to the date of prepayment. The Convertible Note contains customary events of default, which, if uncured, entitle the holder to accelerate the due date of the unpaid principal amount of, and all accrued and unpaid interest on, the Convertible Note.

CUSIP No. 148435100	13D/A	Page 6 of 8 Pages

The Issuer may forcibly convert all or any part of the Convertible Note and all accrued but unpaid interest thereon if (i) the average daily volume of the Common Shares (as reported on the principal market or exchange on which the Common Shares are listed or quoted for trading) exceeds $50,000 per trading day and (ii) the volume weighted average price of the Common Shares for at least twenty (20) trading days during any thirty (30) consecutive trading day period exceeds 250% of the then-current Note Conversion Price. Any forced conversion will be applied ratably to the holders of all notes issued pursuant to the Note Purchase Agreement based on each holder’s then-current note holdings.

Also pursuant to the Note Purchase Agreement, on October 31, 2013, Mr. Lampen’s spouse acquired an unsecured subordinated note in the initial principal amount of $50,000 (the “Lampen Note”), the terms of which are the same as the Convertible Note.

Item 7.   Material to be Filed as Exhibits

Item 7 is hereby deleted in its entirety and replaced with the following:

Exhibit 1	Executive Officers and Directors of VGR.

Exhibit 2	Securities Purchase Agreement dated as of June 8, 2011, between the Issuer and each affiliate purchaser identified on the signature pages thereto (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on June 9, 2011).

Exhibit 3	Exchange Agreement dated as of June 8, 2011, between the Issuer and each purchaser identified on the signature pages thereto (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on June 9, 2011) and First Amendment to Exchange Agreement, dated as of June 13, 2011, between the Company and Frost Gamma Investments Trust (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 14, 2011).

Exhibit 4	Registration Rights Agreement dated as of June 8, 2011, between the Issuer and each purchaser identified on the signature pages thereto (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on June 9, 2011).

Exhibit 5	5% Convertible Subordinated Note Purchase Agreement, dated as of October 21, 2013, among the Issuer and the parties set forth on the signature pages attached thereto (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on October 25, 2013).

Exhibit 6	Form of 5% Subordinated Convertible Note Due 2018 issued by the Issuer (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on November 1, 2013).

CUSIP No. 148435100	13D/A	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 14, 2014

VECTOR GROUP LTD.

By:	/s/ J. Bryant Kirkland III
	Name:	J. Bryant Kirkland III
	Title:	Vice President and Chief
Financial Officer

CUSIP No. 148435100	13D/A	Page 8 of 8 Pages

EXHIBIT 1

EXECUTIVE OFFICERS AND DIRECTORS OF VGR

The names, present principal occupations or employment and business addresses of the executive officers and directors of VGR are set forth below. If no address is given, the executive officer’s or director’s business address is that of VGR. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to VGR.

Name	Present Principal Occupation or Employment; Business Address

Bennett S. LeBow	Chairman of the Board and Private Investor; 667 Madison Avenue, 14th Floor, New York, NY 10065

Howard M. Lorber	Director; President and Chief Executive Officer

Richard J. Lampen	Executive Vice President

J. Bryant Kirkland III	Vice President, Chief Financial Officer and Treasurer

Marc N. Bell	Vice President, Secretary and General Counsel

Stanley S. Arkin	Director; Founding Member and Senior Partner, Arkin Solbakken LLP and Chairman of The Arkin Group LLC, 590 Madison Avenue, 35th Floor, New York, NY 10022

Ronald J. Bernstein	Director; President and Chief Executive Officer, Liggett Group LLC and Liggett Vector Brands LLC, 3800 Paramount Parkway, Morrisville, NC 27560

Henry C. Beinstein	Director; Partner, Gagnon Securities LLC (a registered broker-dealer), 1370 Avenue of the Americas, New York, NY 10022

Jeffrey S. Podell	Director; Private Investor, 7338 Floranada Way, Delray Beach, FL 33446

Jean E. Sharpe	Director; Private Investor, 350 Cherry Street, Bedford Hills, NY 10507